FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM ADOPTS ADVANCE NOTICE BY-LAW AMENDMENT

Toronto, Ontario, March 23, 2016 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) a clinical immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that its board of directors (Board) has adopted amendments to its By-Law No. 1 (By-Law Amendment) to establish a framework for the advance notice of nominations of directors by shareholders of Trillium (Advance Notice Requirement).

The purpose of the Advance Notice Requirement is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and sufficient information with respect to all nominees to enable them to exercise their voting rights in an informed manner. In addition, the Advance Notice Requirement should assist in facilitating an orderly and efficient meeting process.

Among other things, the Advance Notice Requirement fixes a deadline by which shareholders must notify Trillium of nominations of persons for election to the Board and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to Trillium must be made not less than 30 days prior to the date of the annual meeting; provided however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting) notice to Trillium must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. However, if “notice and access” is used for the delivery of proxy-related materials for an annual general or special meeting, notice must be made not less than 40 days prior to the date of the meeting. The Board may, in its discretion, waive any requirement of the Advance Notice Requirement.

The By-Law Amendment is effective immediately but is subject to shareholder confirmation at the upcoming annual and special meeting of shareholders, which will held on May 27, 2016. A copy of By-Law No. 1, as amended, has been filed under Trillium’s profile on SEDAR at www.sedar.com.

About Trillium Therapeutics:
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program is a SIRPaFc antibody-like fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc (TTI-621) is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the Company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties include the risks and uncertainties described in Trillium’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com